CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Post Effective Amendment No. 6 to Registration Statement No. 333-113652 on Form N-1A of our report dated August 24, 2007, relating to the financial statements and financial highlights of TFS Capital Investment Trust, including TFS Market Neutral Fund and TFS Small Cap Fund, appearing in the Annual Report N-CSR of TFS Capital Investment Trust for the period ended June 30, 2007, and to references to us under the headings "Financial Highlights" and "Independent Registered Public Accounting Firm" in the Prospectus and the "Independent Registered Public Accounting Firm" and
"Financial Statements" in the Statement of Additional Information, which are part of such Registration Statement.

DELOITTE & TOUCHE LLP

Cincinnati, Ohio
October 29, 2007